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                             May 29, 2020

       Haiping Hu
       Chief Executive Officer
       Global Internet of People, Inc.
       Room 208 Building 1, No. 28 Houtun Road
       Haidian District, Beijing
       People's Republic of China

                                                        Re: Global Internet of
People, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed May 11, 2020
                                                            File No. 333-233745

       Dear Mr. Hu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed May 11, 2020

       Dilution, page 28

   1. Please tell us why you did not reduce your calculation of tangible book value related to the deferred offering
cost disclosed in Note 6 on page F-20.
 Haiping Hu
FirstName LastNameHaiping Hu
Global Internet of People, Inc.
Comapany NameGlobal Internet of People, Inc.
May 29, 2020
Page 2
May 29, 2020 Page 2
FirstName LastName
        You may contact Anthony Watson at (202) 551-3318 or William Thompson at
(202) 551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Ying Li